FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a‑16 or 15d‑16

under the Securities Exchange Act of 1934

For the month of March 2011

Commission File Number            0-16174

          Teva Pharmaceutical Industries Limited

(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190

          Petach Tikva 49131  Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

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            Website: www.tevapharm.com

Teva Announces Pricing of $750,000,000 of Senior Notes

Jerusalem, Israel, March 16, 2011 - Teva Pharmaceutical Industries Limited (Nasdaq: TEVA) ("Teva") announced today that it successfully priced a debt offering by one of its special purpose finance subsidiaries consisting of two tranches:

●         $500,000,000 of three-month LIBOR +0.500% floating rate senior notes maturing in March 2014, and

●         $250,000,000 of 1.700% fixed rate senior notes maturing in March 2014.

The notes will be sold at a price of $1,000.00 and $999.42 per $1,000 principal amount, respectively, and are rated A3 by Moody`s Investor Services and A- by Standard & Poor`s. The notes will be guaranteed by Teva.

Teva expects to use the proceeds from this offering to repay a portion of the short-term debt outstanding under its unsecured credit facilities.

These securities are being offered pursuant to Teva's effective shelf registration statement previously filed with the Securities and Exchange Commission. The offering is being made by a group of underwriters led by Barclays Capital Inc, Goldman, Sachs & Co. and Morgan Stanley & Co. Incorporated. Offers and sales of the senior notes may be made only by the related prospectus and prospectus supplement. Closing of the offering is expected on March 21, 2011.

Copies of the prospectus and prospectus supplement may be obtained from Barclays Capital Inc. by calling toll free at 1-888-603-5847, emailing barclaysprospectus@broadridge.com, or mailing Barclays Capital Inc. c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717; from Goldman, Sachs & Co. by mailing the Prospectus Department, 200 West Street, New York, NY 10282, calling toll free at 1-866-471-2526, sending a facsimile to 212-902-9316 or emailing prospectus-ny@ny.email.gs.com; or from Morgan Stanley & Co. Incorporated by mailing Morgan Stanley & Co. Incorporated, 180 Varick Street, New York, NY 10014, calling toll free at 1-866-718-1649 or emailing prospectus@morganstanley.com.

This announcement shall not constitute an offer to sell nor the solicitation of an offer to buy nor shall there be any sale of the above described securities in any state in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities law of any such state.

Stabilisation/FSA

In connection with the issue of the notes, the lead underwriters (or persons acting on behalf of any of the lead underwriters) may over-allot notes or effect transactions with a view to supporting the market price of the notes at a level higher than that which might otherwise prevail. However, there is no assurance that such underwriters (or persons acting on behalf of any such underwriter) will undertake stabilization action. Such stabilizing, if commenced, may be discontinued at any time and, if begun, must be brought to an end after a limited period. Any stabilization action or overallotment must be conducted by the relevant underwriter (or persons acting on behalf of such underwriter) in accordance with all applicable laws and rules.

About Teva

Teva Pharmaceutical Industries Ltd. is a leading global pharmaceutical company, committed to increasing access to high-quality healthcare by developing, producing and marketing affordable generic drugs as well as innovative and specialty pharmaceuticals and active pharmaceutical ingredients. Headquartered in Israel, Teva is the world's largest generic drug maker, with a global product portfolio of more than 1,450 molecules and a direct presence in about 60 countries. Teva's branded businesses focus on neurological, respiratory and women's health therapeutic areas as well as biologics. Teva's leading innovative product, Copaxone®, is the number one prescribed treatment for multiple sclerosis. Teva employs approximately 40,000 people around the world and reached $16.1 billion in net sales in 2010.

Teva's Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:

This release contains forward-looking statements, which express the current beliefs and expectations of management, including expectations regarding closing of the offering described and use of the related proceeds. Such statements are based on management's current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: any market disruption prior to closing of the offering, our ability to successfully develop and commercialize additional pharmaceutical products, the introduction of competing generic equivalents, the extent to which we may obtain U.S. market exclusivity for certain of our new generic products and regulatory changes that may prevent us from utilizing exclusivity periods, potential liability for sales of generic products prior to a final resolution of outstanding patent litigation, including that relating to the generic versions of Neurontin®, Lotrel®, Protonix® and Gemzar®, the extent to which any manufacturing or quality control problems damage our reputation for high quality production, the effects of competition on sales of our innovative products, especially Copaxone® (including potential generic and oral competition for Copaxone®), the impact of continuing consolidation of our distributors and customers, our ability to identify, consummate and successfully integrate acquisitions (including the acquisition of ratiopharm), interruptions in our supply chain or problems with our information technology systems that adversely affect our complex manufacturing processes, intense competition in our specialty pharmaceutical businesses, any failures to comply with the complex Medicare and Medicaid reporting and payment obligations, our exposure to currency fluctuations and restrictions as well as credit risks, the effects of reforms in healthcare regulation, adverse effects of political or economical instability, major hostilities or acts of terrorism on our significant worldwide operations, increased government scrutiny in both the U.S. and Europe of our agreements with brand companies, dependence on the effectiveness of our patents and other protections for innovative products, our ability to achieve expected results through our innovative R&D efforts, the difficulty of predicting U.S. Food and Drug Administration, European Medicines Agency and other regulatory authority approvals, uncertainties surrounding the legislative and regulatory pathway for the registration and approval of biotechnology-based products, potentially significant impairments of intangible assets and goodwill, potential increases in tax liabilities resulting from challenges to our intercompany arrangements, our potential exposure to product liability claims to the extent not covered by insurance, the termination or expiration of governmental programs or tax benefits, current economic conditions, any failure to retain key personnel or to attract additional executive and managerial talent, environmental risks and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2010 and in our other filings with the U.S. Securities and Exchange Commission.

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Teva Pharmaceutical Industries Ltd. Web Site: www.tevapharm.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

(Registrant)

By: /s/  Eyal Desheh

Name: Eyal Desheh
Title: Chief Financial Officer

Date March 16, 2011

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